Filed by Nuveen Quality Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Texas Quality Municipal Income Fund

Commission File No. 811-06384

Nuveen Texas Quality Municipal Income Fund (NTX)

Shareholder Meeting Adjourned to January 21, 2020

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. The Meeting has been adjourned in order to allow the Fund to continue to solicit votes on this proposal. If sufficient votes in favor of the reorganization are not obtained at the Meeting, your Board may take such actions as it deems in the best interests of its Fund, including conducting additional solicitations with respect to the Proposal or continuing to operate the Target Fund as a standalone fund. The Special Meeting of Shareholders will reconvene on January 21, 2020 at 2:00 p.m. Central Time, at the offices of Nuveen, LLC, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid the costs of additional mailings and phone calls.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting.  Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

Nuveen Fund Advisors, LLC, a subsidiary of Nuveen, LLC and the fund’s investment adviser, recommends the proposed reorganization as part of an ongoing initiative to rationalize the product offerings of Nuveen, LLC’s municipal closed-end funds. Based on information provided by Nuveen Fund Advisors, LLC, your fund’s Board of Trustees believes that its proposed reorganization may benefit common shareholders of the fund in a number of ways, including, among other things:

• The potential for higher common share net earnings, due in part to the combined fund’s larger exposure to lower rated securities (or “junk bonds”) which are subject to higher risk, as well as operating economies from the combined fund’s greater scale;

• Greater secondary market liquidity and improved secondary market trading for common shares as a result of the combined fund’s greater share volume, which may lead to narrower bid-ask spreads and smaller trade-to-trade price movements; and

• Increased portfolio and leverage management flexibility due to the significantly larger asset base of the combined fund and the combined fund’s national mandate with greater flexibility to invest in lower rated securities.

1.

VOTE ONLINE - Log on to the website or scan the QR code shown on the enclosed proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date the proxy card, then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solitictor, toll free at 866-905-8143 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and Saturday, from 12:00 p.m. to 6:00 p.m. Eastern Time.    Thank you for your prompt attention to this matter.